SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SCHEDULES.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of June 30, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2012

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Becton, Dickinson and Company
Savings Incentive Plan
Years Ended June 30, 2012 and 2011
With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

Becton, Dickinson and Company

Savings Incentive Plan

Financial Statements and Supplemental Schedule

Years Ended June 30, 2012 and 2011

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended June 30, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2012 and 2011, and the changes in its net assets available for benefits for the year ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

December 12, 2012

Becton, Dickinson and Company

Savings Incentive Plan

Statements of Net Assets Available for Benefits

	June 30
	2012	2011
Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock (3,719,013 shares and 4,033,526 shares, respectively)	$277,996,222	$347,568,935
Common collective trusts:
S&P 500 Index Securities Lending Series Fund – Class I	211,801,550	203,848,593
S&P MidCap Index Non-lending Series Fund – Class A	142,183,569	152,743,418
SggA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	69,158,197	81,035,186
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	69,604,615	70,138,091
BlackRock Life Path Retirement	66,174,435	49,528,390
BlackRock Life Path 2020	134,203,095	122,459,138
BlackRock Life Path 2030	58,436,380	50,620,440
BlackRock Life Path 2040	37,219,427	30,908,517
BlackRock Life Path 2050	6,369,823	4,288,819
Investment contracts	470,393,181	436,981,781
Cash and cash equivalents	26,741,427	23,067,653

Total investments	1,570,281,921	1,573,188,961

Notes receivable from participants	33,912,591	32,312,069
Other	5,086,989	926,537

Total assets	1,609,281,501	1,606,427,567

Liabilities
Payable for investment purchases	—	570,695
Investment management fees payable	478,067	308,169

Total liabilities	478,067	878,864

Net assets available for benefits, reflecting investments at fair value	1,608,803,434	1,605,548,703
Adjustment from fair value to contract value for fully benefit – responsive investment contracts	(25,836,267)	(21,242,695)

Net assets available for benefits	$1,582,967,167	$1,584,306,008

See notes to financial statements.

Becton, Dickinson and Company

Savings Incentive Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2012

Additions:
Participants’ contributions	$81,699,920
Rollover contributions	10,262,496
Company contributions	33,548,168
Assets merged into Plan	10,636,364
Interest income	15,257,526
Dividends	6,771,169

158,175,643
Deductions:
Distributions to participants	114,909,013
Administrative expenses and other	1,318,970

116,227,983

Net depreciation in fair value of investments	(43,286,501)

Net decrease in net assets available for benefits	(1,338,841)

Net assets available for benefits at beginning of year	1,584,306,008

Net assets available for benefits at end of year	$1,582,967,167

See notes to financial statements.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements

June 30, 2012

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the “Plan”) are maintained on the accrual basis of accounting.

Cash and Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the “Company”) and the Plan.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses has been recorded as of June 30, 2012 and 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Fair Value of Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Plan participants have the option of investing in a stable value fund which is a separately managed account on behalf of the Plan. The stable value fund purchases synthetic investment contracts (synthetic GICs) on behalf of the Plan. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Reclassification

Certain amounts from the prior year have been reclassified to conform to current year presentation.

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 60%. Prior to August 31, 2011, the maximum contribution deduction was 20%. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

Pre-tax contributions are subject to annual Internal Revenue Code limitations of $17,000 and $16,500 for 2012 and 2011 respectively, plus a catch-up contribution of $5,500 for participants age 50 and older for 2012 and 2011.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. For fiscal 2012 the Plan has authorized the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures.

Employee contributions can be in either before-tax (“401(k)”) dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

State Street Bank & Trust Company (“State Street Bank”) is the Plan’s Trustee. State StreetGlobal Advisors (SSgA) is the investment manager of the S&P 500 Index Securities Lending Series Fund – Class I, the S&P MidCap Index Non-Lending Series Fund Class A, , the Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I, the Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I, and the Becton, Dickinson and Company Common Stock Fund. Invesco Advisors, Inc. is the investment manager of the stable value fund which is a separately managed account for the Plan investing in Synthetic GICs. BlackRock is the investment manager of the Life Path Retirement Fund, Life Path 2020 Fund, Life Path 2030 Fund, Life Path 2040 Fund, and Life Path 2050 Fund. Collectively these are the funds of the Plan (“Funds”).

The assets of the Company Common Stock Fund are invested in shares of the Company’s common stock. Effective March 23, 2009 the Board of Directors approved a resolution such that a participant whose Company stock fund balance is 10% or less of their total Plan balance may

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

not elect to invest more than 10% of future contributions in the Company stock fund, and a participant whose Company stock fund balance is greater than 10% of their total Plan balance may not elect to invest any future contributions in the Company stock fund. However, if a participant’s balance was greater than 10% of their total Plan balance, as of the effective date, July 30, 2009, the funds do not need to be reallocated. The Trustee has advised that its present intention is to purchase the Company’s common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly manual loan repayments on any outstanding loan balance. If the participant elects not to make monthly manual loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of June 30, 2012 and 2011 were approximately $122,000 and $325,000, respectively. For the year ended June 30, 2012, forfeitures used to reduce employer matching contributions were $965,293.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Payment of Benefits

Upon separation from service with the Company due to retirement, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum payment or may elect to receive the balance in their account over a period of 2 to 15 years in monthly, quarterly, or annual installments. They may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5.

Upon separation from service with the Company due to termination, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum payment. They may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5.

If the participant dies, the participant’s beneficiary will receive a lump sum distribution of their balance. If the beneficiary is the participant’s spouse, he/she may elect to defer payment to a later date.

If the participant becomes disabled and qualifies for Social Security benefits, they may elect to receive a lump sum distribution of their account otherwise the account will remain active until the earlier of the date they turn age 65 or their death.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

If upon termination or retirement, a participant’s vested account balance is $1,000 or less, they will automatically receive a cash lump-sum distribution equal to their vested account balance as soon as administratively possible after the participant’s termination or retirement.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Investments

During 2012, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:

Becton, Dickinson and Company Common Stock	$(45,161,317)
SSgA S&P 500 Index Securities Lending Series Fund – Class I	11,277,639
SSgA S&P MidCap Index Non-Lending Series Fund – Class A	(3,887,709)
SSgA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	(11,403,760)
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	(337,703)
BlackRock Path Retirement	2,672,800
BlackRock Life Path 2020	2,914,914
BlackRock Life Path 2030	553,995
BlackRock Life Path 2040	142,716
BlackRock Life Path 2050	(58,076)

$(43,286,501)

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quotes prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques used to need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair as described below.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Investment contracts: Comprised of Synthetic Guaranteed Investment Contracts, or “Synthetic GICs”, the fair value of which is equal to the total of the fair value of the underlying assets (units of various trust funds that hold high quality fixed-income securities) plus the total rebid value of related benefit-responsive insurance wrappers.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2012. During fiscal year 2012 there were no significant transfers of assets between Levels 1, 2 and 3.

	Assets at Fair Value as of June 30, 2012
	Level 1	Level 2	Level 3	Total
Common collective trusts:
U.S. equities (a)	$—	$423,589,734	$—	$423,589,734
Non-U.S. equities (b)	—	69,158,197	—	69,158,197
Target retirement date funds (c)	—	302,403,160	—	302,403,160
Cash and cash equivalents	26,741,427	—	—	26,741,427
Company common stock	277,996,222	—	—	277,996,222
Investment contracts	—	470,137,517	255,664	470,393,181

Total investments	$304,737,649	$1,265,288,608	$255,664	$1,570,281,921

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2011.

	Assets at Fair Value as of June 30, 2011
	Level 1	Level 2	Level 3	Total
Common collective trusts:
U.S. equities (a)	$—	$426,730,102	$—	$426,730,102
Non-U.S. equities (b)	—	81,035,186	—	81,035,186
Target retirement date funds (c)	—	257,805,304	—	257,805,304
Cash and cash equivalents	23,067,653			23,067,653
Company common stock	347,568,935	—	—	347,568,935
Investment contracts	—	436,851,515	130,266	436,981,781

Total investments	$370,636,588	$1,202,422,107	$130,266	$1,573,188,961

(a)	This category includes large-blend and mid-cap blend funds invested primarily in US common stocks. There are currently no redemption restrictions on these investments.
(b)	This category includes funds invested in a variety of international stocks among developed and emerging markets. There are currently no redemption restrictions on these investments.
(c)

This category includes investments in highly diversified funds with target-date portfolios for investors who have a specific date in mind for retirement or other goals. These funds contain a mix of US common stocks, non-US stocks, bonds and cash. There are currently no redemption restrictions on these investments.

Level 3 Gains and Losses ended

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year June 30, 2012 and 2011.

	Year Ended June 30
	2012	2011
	Investment Contracts	Investment Contracts

Balance, beginning of year	$130,266	$76,968
Unrealized gains (losses) relating to the instruments still held at the reporting date	125,398	53,298

Balance, end of year	$255,664	$130,266

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments. The fair value of these Synthetic GICs is equal to the total of the fair value of the underlying assets plus the total wrapper rebid value. The wrapper rebid value is $255,664 and $130,266 at June 30, 2012 and 2011, respectively.

In determining the net assets available for benefits, the Synthetic GICs are recorded at gross fair value and adjusted to net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

The weighted average yield for the investment contracts was 2.87% and 3.89% at June 30, 2012 and 2011. The crediting interest rates ranged from 2.58% to 3.39% for the plan year ended June 30, 2012. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitation on guarantees under the terms of the contracts.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

In addition, the Plan applied for a new determination letter in January, 2011 consistent with the Plan’s remedial amendment period.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2012 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Related-Party Transactions

During the year ended June 30, 2012, the Plan purchased and sold 33,489 and 348,002 shares respectively, of the Company’s common stock and recorded $6,771,169 in dividends on the common stock from the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2012 and 2011 amounted to $356,534 and $149,948, respectively. For the purpose of preparing the Plan’s Form 5500 such amounts are recorded as liabilities.

Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

9. Assets Merged into the Plan

Effective August 31, 2011, the assets of two affiliates savings plans, totaling approximately $10,600,000, were transferred into the Plan and are reflected on the statement of changes in net assets available for benefit. Approximately $7,600,000 came from the Difco Laboratories 401(k) Plan and the remaining $3,000,000 from the Med Safe Systems, Inc. 401(k) Plan. Former participants of the Difco Laboratories 401(k) Plan and the Med Safe Systems, Inc 401(k) Plan began participating in the Plan effective September 1, 2011.

10. Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were available to be issued. Based on this evaluation, the Plan’s administrator determined there are no events requiring disclosure.

Becton, Dickinson and Company

Savings Incentive Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

June 30, 2012

Identity of Issue, Borrower, Lessor or Similar Party and Description of Investment	Number of Units or Shares	Current Value

* State Street Global Advisors
Becton, Dickinson and Company Common Stock	3,719,013	$277,996,222

* State Street Global Advisors
S&P 500 Securities Lending Series Fund – Class I	3,756,095	211,801,550

* State Street Global Advisors
S&P MidCap Index Non-Lending Fund – Class A	19,554,836	142,183,569

* State Street Global Advisors
Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	50,839,736	69,158,197

* State Street Global Advisors
Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	48,037,653	69,604,615

BlackRock
Life Path Retirement	4,845,984	66,174,435
Life Path 2020	10,651,588	134,203,095
Life Path 2030	4,932,976	58,436,380
Life Path 2040	3,300,877	37,219,427
Life Path 2050	532,333	6,369,823

Becton, Dickinson and Company

Savings Incentive Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets (continued)

(Held at End of Year)

June 30, 2012

Identity of Issue, Borrower, Lessor or Similar Party and Description of Investment	Current Value

IXIS Financial
GIC #1239-02, due at 2.58%	$95,363,158

Prudential Insurance Co.
GIC #GA-62465, due at 3.39%	134,024,027

Metropolitan Life Insurance
GIC #GAC-32593, due at 2.97%	44,489,316

Monumental Life Insurance Company
#MDA 00591TR, due at 2.67%	88,565,587

* State Street Bank (IGT Invesco Short-Term Bond)
GIC #103054, due at 2.65%	107,951,093

Total investment contracts	470,393,181

Cash and cash equivalents	26,741,427

Total investments	$1,570,281,921

*	As State Street Bank & Trust Company is the trustee of the plan, these represent party-in-interest transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Incentive Plan Committee of Becton, Dickinson and Company, the Plan Administrator of the Becton, Dickinson and Company Savings Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Becton, Dickinson and Company Savings Incentive Plan
Date: December 12, 2012

/s/ Gerald Caporicci
Member, Savings Incentive Plan Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm